UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

PO Box 161465, Miami FL 33116

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Miami Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 161,983
	8.	SHARED VOTING POWER 41,730
	9.	SOLE DISPOSITIVE POWER 161,983
	10.	SHARED DISPOSITIVE POWER 41,730
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

Item 1.  Security and Issuer.

This Schedule 13D relates to the common  stock of The Herzfeld Caribbean Basin Fund, Inc. (CUBA) (the “Issuer””).  The address of the principal executive offices of the Issuer is:

PO Box 161465
Miami FL  33116

Item 2.  Identity and Background.

(a)
This statement is filed on behalf of Thomas J. Herzfeld (the “Reporting Person”) with respect to common stock  owned individually by the Reporting Person and in his role as portfolio manager of client accounts of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has dispositive and/or voting power (“Accounts”).

(b)	The principal business address of the Reporting Person is PO Box 161465, Miami FL 33116

(c)	The Reporting Person is the President of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser whose principal place of business is PO Box 161465, Miami FL 33116.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subjects to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)	The Reporting Persons is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

With respect to those shares for which the Reporting Person owns individually with sole dispositive and investing power, the Reporting Persons used approximately $1,200,000 to purchase the common stock reported in this filing.  With respect to those shares held in the Accounts for which the Reporting Person has shared dispositive and/or investing power, the respective investment advisory clients of Thomas J. Herzfeld Advisors, Inc. used approximately $290,000 in the aggregate to purchase the common stock reported in this filing. All funds used to purchase common stock were assets of the Reporting Person or respective investment advisory clients. In addition, none of the funds used to purchase the common stocks were provided through borrowings of any nature.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the common stock for investment purposes in consideration of the future prospects of the Issuer as an effective long-term investment.  The Reporting Persons may acquire additional shares of common stock, or dispose of the shares of common stock , from time to time, in open market or privately negotiated transactions. Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)
The aggregate number of common stock to which this Schedule 13D relates is 203,713 common stock representing 5.49% of the 3,713,071 shares outstanding as reported by the issuer as of December 31, 2010.

(b)
With respect to the shares of common stock owned individually, the Reporting Person beneficially owns, with sole power to vote and dispose of, 161,983 shares of common stock.  With respect to the Accounts, the Reporting Person beneficially owns, with shared power to vote and/or dispose of 41,730 shares of common stock:

(c)	During the past sixty days, the Reporting Person has purchased a total of 40,926 shares of common stock on the open market.

(d)
The owners of each of the Accounts individually have the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock.   To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld
Thomas J. Herzfeld
President

8/18/11